EXHIBIT 2.1

DESCRIPTION OF SECURITIES

Our authorized share capital consists of 20,000,000 ordinary shares, par value NIS 0.07 per share, of which _______ shares are issued and outstanding as of March 15, 2024.

All of our outstanding ordinary shares are validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and do not have any preemptive rights.  All ordinary shares have identical voting and other rights in all respects.

Transfer of shares

Our fully paid ordinary shares are issued in registered form and may be freely transferred under our articles of association, unless the transfer is restricted or prohibited by another instrument, applicable law or the rules of a stock exchange on which the shares are listed for trade. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our articles of association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

Dividend and liquidation rights

We may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. Under the Israeli Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our articles of association do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our board of directors.

Pursuant to the Israeli Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited financial statements, provided that the end of the period to which the financial statements relate is not more than six months prior to the date of the distribution. If we do not meet such criteria, then we may distribute dividends only with court approval. An equity repurchase is generally treated as a deemed dividend for purposes of these limitations on dividend distributions. However, for a company such as ours listed on an exchange outside of Israel, even if we lack the requisite retained earnings or earnings, we still do not need to seek court approval for an equity repurchase, provided that we notify our creditors of the proposed equity repurchase and allow such creditors an opportunity to initiate a court proceeding to review the repurchase. If within 30 days of such notification, creditors do not file an objection, we may proceed with the repurchase without obtaining court approval. In each case, we are only permitted to distribute a dividend (or effect equity repurchases) if our board of directors and the court, if applicable, determines that there is no reasonable concern that payment of the dividend (or the repurchases) will prevent us from satisfying our existing and foreseeable obligations as they become due.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. That right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Shareholder meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year that must be held no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to in our articles of association as extraordinary general meetings. Our board of directors may call extraordinary general meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Israeli Companies Law provides that our board of directors is required to convene an extraordinary general meeting upon the written request of (i) any two or more of our directors or one-quarter or more of the members of our board of directors or (ii) since our company’s ordinary shares are listed on an exchange in the U.S., one or more shareholders holding, in the aggregate, either (a) 10% or more of our outstanding issued shares and 1% of our outstanding voting power or (b) 10% or more of our outstanding voting power.

Subject to the provisions of the Israeli Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be for a company such as ours whose ordinary shares are traded publicly in the U.S., between four and 60 days prior to the date of the meeting. Furthermore, the Israeli Companies Law requires that resolutions regarding the following matters must be adopted at a general meeting of our shareholders:

The Israeli Companies Law requires that a notice of any annual general meeting or extraordinary general meeting be provided to shareholders at least 21 days prior to the meeting, and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the meeting.

Under Israeli law, generally, one or more shareholders holding at least 1% of the voting rights may request that the board of directors include a matter in the agenda of a general meeting of shareholders, provided that it is appropriate to discuss such a matter at the general meeting. However, for a company such as ours listed on an exchange outside of Israel, the regulations provide that a matter relating to the appointment or removal of a director may only be requested by one or more shareholders holding at least 5% of the voting rights. Our amended and restated articles of association contain procedural guidelines and disclosure items with respect to the submission of shareholder proposals for general meetings. Under the Israeli Companies Law regulations, the request from a shareholder to include an agenda item must be provided within three days (for a meeting that requires a 21-day notice period) or seven days (for a meeting that requires a 35-day notice period) following our publication of formal notice of the meeting, or within 14 days after we publish an advanced notice that precedes the formal notice for the meeting.

Under the Israeli Companies Law and our articles of association, shareholders are not permitted to take action by way of written consent in lieu of a meeting.

Voting Rights

Quorum requirements

Pursuant to our articles of association, holders of our ordinary shares are entitled to one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting. As provided under our articles of association and as permitted under the Nasdaq Listing Rules due to our status as a foreign private issuer, the quorum required for our general meetings of shareholders consists of at least two shareholders present in person, by proxy or written ballot who hold or represent between them at least 25% of the total outstanding voting rights. A meeting adjourned for lack of a quorum is generally adjourned to the same day in the following week at the same time and place or to a later time or date if so specified in the notice of the meeting. At the reconvened meeting, any two or more shareholders present in person or by proxy (regardless of the number of ordinary shares held by them) shall constitute a lawful quorum.

Vote requirements

Our articles of association provide that all resolutions of our shareholders require a simple majority vote to be adopted, unless otherwise required by the Israeli Companies Law or by our articles of association. Under the Israeli Companies Law, each of (i) the approval of an extraordinary transaction with a controlling shareholder,  (ii) the terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder’s relative (even if such terms are not extraordinary), (iii) the terms of employment of the chief executive officer, (iv) the election of external directors and (v) the approval of the service by one individual as chairman of the board and chief executive officer simultaneously, for a maximum period of three years at a time, requires special majority approval under Israeli law. Under our articles of association, the alteration of the rights, privileges, preferences or obligations of any class of our shares requires a simple majority of the class so affected (or such other percentage of the relevant class that may be set forth in the governing documents relevant to such class), voting together at a shareholder meeting of that class.

Further exceptions to the simple majority vote requirement are a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Israeli Companies Law, which requires the approval of holders of 75% of the voting rights represented at the meeting and voting on the resolution.

Election of directors

Our ordinary shares do not have cumulative voting rights for the election of directors. As a result, the holders of a majority of the voting power represented at a meeting of shareholders have the power to elect each of our directors. Under our articles of association, our board of directors must consist of at least five and not more than nine directors, including, when we are then required to appoint them (we are not current required to do so), at least two external directors appointed under the Israeli Companies Law. At any time the minimum number of directors (other than the external directors) shall not fall below three. Pursuant to our articles of association, each of our directors, other than the external directors, for whom special election requirements apply under the Israeli Companies Law, will be appointed by a simple majority vote of holders of our voting shares, participating and voting at an annual general meeting of our shareholders. Each director will serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal by a vote of the majority voting power of our shareholders at a general meeting of our shareholders or until his or her office expires by operation of law, in accordance with the Israeli Companies Law. Our articles of association allow our board of directors to appoint directors to fill vacancies on the board of directors to serve until the next annual general meeting of shareholders. External directors are elected for an initial term of three years, may be elected for additional terms of three years each under certain circumstances, and may be removed from office pursuant to the terms of the Israeli Companies Law. Under regulations promulgated under the Israeli Companies Law, Israeli public companies whose shares are traded in the United States and that lack a controlling shareholder are exempt from the requirement to appoint external directors.

Access to corporate records

Under the Israeli Companies Law, shareholders are provided access to: minutes of our general meetings; our shareholders register and principal shareholders register, articles of association and annual audited financial statements; and any document that we are required by law to file publicly with the Israeli Companies Registrar or the Israel Securities Authority. In addition, shareholders may request any document related to an action or transaction requiring shareholder approval under the related party transaction provisions of the Israeli Companies Law. We may deny this request if we believe it has not been made in good faith or if such denial is necessary to protect our interest or protect a trade secret or patent.

Modification of class rights

Under the Israeli Companies Law and our articles of association, the rights attached to any class of share, such as voting, liquidation and dividend rights, may be amended by adoption of a resolution by the holders of a majority of the shares of that class present at a separate class meeting, or otherwise in accordance with the rights attached to such class of shares, as set forth in our articles of association.

Registration rights

2021 Registration Rights Agreement

We are party to an amended and restated registration rights agreement, dated April 6, 2021, with certain of our shareholders (the “2021 Registration Rights Agreement”). The 2021 Registration Rights Agreement, which was approved by our shareholders at our 2021 annual general meeting of shareholders, replaced the registration rights agreement, dated March 3, 2014 (the “Original Registration Rights Agreement”), that we  had entered into in connection with our initial public offering with certain of our pre-IPO shareholders, which expired by its own terms on its seven-year anniversary. The ordinary shares held by most of our pre-IPO shareholders who were party to the Original Registration Rights Agreement were no longer entitled to registration rights under that agreement as of the time that it expired, given their ability to freely sell their shares in the open market under Rule 144 of the Securities Act. However, each of CBI and Professor Lior Rosenberg, and their affiliated entities that hold ordinary shares (consisting of Clal Life Sciences LP and L.R. Research & Development Ltd., respectively) remained entitled to registration rights as of the time of the expiration of the Original Registration Rights Agreement, and we therefore entered into the 2021 Registration Rights Agreement with them as a means of extending those rights. The 2021 Registration Rights Agreement provides to the holders of our ordinary shares that are party to the agreement the right to demand that we file a registration statement or request that their ordinary shares be covered by a registration statement that we are otherwise filing. In March 2019, we filed, and the SEC declared effective, on April 22, 2019, a shelf registration statement on Form F-3 that registered the resale of the 11,240,827 shares that were then entitled to registration rights under the Original Registration Rights Agreement. That registration statement remains in effect as of the date of this Annual Report.

Demand registration rights

At any time, the holders of a majority of the registrable securities (as defined in the 2021 Registration Rights Agreement) then outstanding may request that we file a registration statement with respect to a majority of the registrable securities then outstanding (or a lesser percentage if the anticipated aggregate offering price, net of selling expenses, exceeds $5.0 million). Upon receipt of such registration request, we are obligated to file a registration statement. Currently, as we are eligible under applicable securities laws to file a registration statement on Form F-3, we may be required to effect up to two such registrations within any 12-month period.

We will not be obligated to file a registration statement at such time if in the good faith judgment of our board of directors, such registration would be materially detrimental to the company and its shareholders because such action would (i) materially interfere with a significant acquisition, corporate reorganization or other similar transaction involving us, (ii) require premature disclosure of material information that we have a bona fide business purpose for preserving as confidential or (iii) render us unable to comply with requirements under the Securities Act or Exchange Act. In addition, we have the right not to effect or take any action to effect a registration statement during the period that is 60 days (or 30 days in the case of a registration statement on Form F-3) before the date of filing our registration statement (as estimated by us in good faith), and ending on a date that is 180 days (or 90 days in the case of a registration statement on Form F-3) after the date of such filing.

Piggyback registration rights

In addition, if we register any of our ordinary shares in connection with the public offering of such securities solely for cash, the holders of all registrable securities are entitled to at least 10 days’ notice of the registration and to include all or a portion of their ordinary shares in the registration. If the public offering that we are effecting is underwritten, the right of any shareholder to include shares in the registration related thereto is conditioned upon the shareholder accepting the terms of the underwriting as agreed between us and the underwriters and then only in such quantity as the underwriters in their sole discretion determine will not jeopardize the success of our offering.

Other provisions

We will pay all registration expenses (other than underwriting discounts and selling commissions) and the reasonable fees and expenses of a single counsel for the selling shareholders, related to any demand or piggyback registration. The demand and piggyback registration rights described above will expire on March 24, 2021, five years after our initial public offering.

2022 PIPE Registration Rights Agreement

In connection with a private placement of ordinary shares and warrants of our company for which we entered into definitive agreements in September 2022 and closed in October 2022 (the “PIPE”), we entered into a registration rights agreement with the institutional investors participating in the PIPE (the “2022 PIPE Registration Rights Agreement”). Pursuant to the 2022 PIPE Registration Rights Agreement, within 45 calendar days of the date of the closing of the PIPE, we were required to file, and we filed, on November 10, 2022, a registration statement to register for resale (i) the ordinary shares issuable upon exercise of the ordinary warrants sold in the PIPE, and (ii) the ordinary shares issuable upon exercise of certain privately placed pre-funded warrants sold to the investors in connection with a concurrent registered direct offering (collectively, the “2022 Registrable Securities”). Pursuant to the 2022 PIPE Registration Rights Agreement, we agreed to cause the subject registration statement to be declared effective under the Securities Act as promptly as possible after the filing thereof, but in any event no later 75 days, or in the event of a full review by the SEC, 110 days, after the closing date of the PIPE, and use our best efforts to keep such registration statement continuously effective under the Securities Act until the date that all Registrable Securities covered by such registration statement have been sold or are otherwise may be sold pursuant to Rule 144 under the Securities Act. The subject registration statement was declared effective by the SEC on November 25, 2022.

Acquisitions Under Israeli Law

Full tender offer

A person wishing to acquire shares of an Israeli public company and who would as a result hold over 90% of the target company’s issued and outstanding share capital is required by the Israeli Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the issued and outstanding share capital of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the relevant class for the purchase of all of the issued and outstanding shares of that class. If the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a tender offer will also be accepted if the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of shares.

Upon a successful completion of such a full tender offer, any shareholder that was an offeree in such tender offer, whether such shareholder accepted the tender offer or not, may, within six months from the date of acceptance of the tender offer, petition an Israeli court to determine whether the tender offer was for less than fair value and that the fair value should be paid as determined by the court. However, under certain conditions, the offeror may include in the terms of the tender offer that an offeree who accepted the offer will not be entitled to petition the Israeli court as described above.

If a tender offer is not accepted in accordance with the requirements set forth above, the acquirer may not acquire shares from shareholders who accepted the tender offer that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class.

Special tender offer

The Israeli Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company. This requirement does not apply if there is already another holder of at least 25% of the voting rights in the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company, subject to certain exceptions. A special tender offer must be extended to all shareholders of a company but the offeror is not required to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders. A special tender offer may be consummated only if (i) the offeror acquired shares representing at least 5% of the voting power in the company and (ii) the number of shares tendered by shareholders who accept the offer exceeds the number of shares held by shareholders who object to the offer (excluding the purchaser, controlling shareholders, holders of 25% or more of the voting rights in the company or any person having a personal interest in the acceptance of the tender offer). If a special tender offer is accepted, the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger

The Israeli Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Israeli Companies Law are met, by a majority vote of each party’s shareholders. In the case of the target company, approval of the merger further requires a majority vote of each class of its shares.

For purposes of the shareholder vote, unless a court rules otherwise, the merger requires the approval by a majority of the votes of shares represented at the meeting of shareholders, after excluding shares held by the other party to the merger and any person (or group of persons acting in concert) who holds (or hold, as the case may be) 25% or more of the voting rights or the right to appoint 25% or more of the directors of the other party to the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same Special Majority approval that governs all extraordinary transactions with controlling shareholders.

If the transaction would have been approved by the shareholders of a merging company but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the petition of holders of at least 25% of the voting rights of a company. For such petition to be granted, the court must find that the merger is fair and reasonable, taking into account the respective values assigned to each of the parties to the merger and the consideration offered to the shareholders of the target company. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merging entities, and may further give instructions to secure the rights of creditors.

A merger may not be consummated unless at least 50 days have passed from the date on which a proposal for approval of the merger is filed with the Israeli Registrar of Companies and at least 30 days have passed from the date on which the merger was approved by the shareholders of each party.

Anti-takeover measures under Israeli law

The Israeli Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights with respect to voting, distributions or other matters and shares having preemptive rights. As of February 15, 2019, no preferred shares are authorized under our articles of association. In the future, if we do authorize, create and issue a specific class of preferred shares, such class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization and designation of a class of preferred shares will require an amendment to our articles of association, which requires the prior approval of the holders of a majority of the voting power attaching to our issued and outstanding shares at a general meeting. The convening of the meeting, the shareholders entitled to participate and the majority vote required to be obtained at such a meeting will be subject to the requirements set forth in the Israeli Companies Law as described above in “—Voting Rights.”